

Mail Room 4561

October 14, 2010

Michael Rosenberger, President
American Restaurant Concepts, Inc.
14476 Duval Place West, Suite 103
Jacksonville, Florida 32218

>   **Re: American Restaurant Concepts, Inc.
>   Amendment No. 5 to Registration Statement on Form S-1
>   Filed September 22, 2010
>   File No. 333-161792**

Dear Mr. Rosenberger:

        We have reviewed your amended filing and response letter dated September 22, 2010 and have the following comments. References to prior comments in this letter relate to comments in our letter dated August 18, 2010.

Cover Page

1.   Please reconcile the inconsistent number of shares that you state are being offered by means of the prospectus.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Sources of Capital, page 44

2.   You express confidence that you will be able to negotiate an extension of the bank debt that matures in November 2010. Please disclose the basis for this belief.

Part II

Recent Sales of Unregistered Securities, page 55

3.   Please update your disclosure pursuant to Item 701 of Regulation S-K to reflect all recent sales of unregistered securities. It appears that you commenced an unregistered offering beginning in June 2010 in reliance on an exemption provided in Regulation D. We note that the related Form D, as amended, reports sales.

With your amended filing, please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to me at (202) 551-3462. In the event you thereafter require further assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via facsimile to: (678) 840-2126
        Robert J. Mottern, Esq.